SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 23, 2006

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 23, 2006

Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684 - 6365 Fax 604 684 - 8092 Toll Free 1 800 667 - 2114 www.greatbasingold.com	TSX: GBG AMEX: GBN

GREAT BASIN ANNOUNCES THE GRANTING OF ADDITIONAL PROSPECTING RIGHTS
FOR ITS BURNSTONE GOLD PROJECT IN SOUTH AFRICA

October 23, 2006, Vancouver BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") announces that the Department of Mineral and Energy granted its wholly owned subsidiary, Southgold Exploration (Proprietary) Limited ("Southgold") a further five prospecting rights. The company has now received eight of the ten permits applied for.

Three of the said prospecting right were "old order prospecting rights" that were granted to Great Basin in terms of the provisions of the Minerals Act, 1981 and have now been converted into prospecting rights in terms of the Mineral and Petroleum Resources Development Act, 2002 ("the MPRDA"). The remaining two are applications for "new order" prospecting rights that were granted solely in terms of the MPRDA. This brings the number of prospecting rights that have been granted to Great Basin to eight, covering an area of approximately 30,000 hectares.

The major portion of the planned mining area of the Burnstone Gold Project, known as "Area 1", that will give the Burnstone mine an estimated life of mine of 14 years (as set out in the Burnstone Feasibility study dated 10 May 2006) has now been so converted. The feasibility study can be viewed on the Company's website at www.greatbasingold.com.

The applications for conversion of one old order prospecting right and the application for the granting of one new order right are still outstanding. These conversions are expected shortly.

Great Basin commenced with the construction of an access decline in accordance with its old order prospecting rights on July 7 2006, which is now continuing in terms of the provisions of the MPRDA. To October 18, the decline had been advanced to 155 meters. Stage one of the development program that encompasses construction of the decline and taking a bulk sample will be completed in approximately 16 months' time.

The MPRDA, in addition, determines that the holder of a prospecting right has an exclusive right to apply for and be granted a mining right in respect to the mineral and prospecting area in question. Great Basin intends to complete the administrative process by applying for a mining right before the end of the current year. The estimated time for the processing of a mining right is approximately one year and the Company intends coinciding this with the finalization of the bulk sample in order to make a seamless transition to the proposed mining operations.

Great Basin has two advanced stage gold projects in two of the world's best gold environments. In addition to its Burnstone Gold Project in South Africa's Witwatersrand Goldfield, the Company holds a 100% interest in the Hollister Property on the Carlin Trend in Nevada, USA. Hecla Mining Company is earning a 50% interest in the Hollister Development Block Project, a portion of the Hollister property, by carrying out an underground exploration and development program designed to provide the necessary data for completion of a feasibility study for the project by the second quarter of 2007.

For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                   Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin ("the Company") expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.